July 10, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	j2 GLOBAL, INC.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-25965

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to our telephonic discussion on July 8, 2015.

For your convenience, the following is the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in italics, followed by j2’s response to that comment:

Financial Statements

Revenue Recognition

Digital Media, page 57

1.	Please expand your proposed disclosure to identify the types of agreements for which you are recording revenues on a gross and net basis.

Response:

See below for the proposed additional underlined disclosure subsequently requested by the Staff to be included as the final paragraphs of the Digital Media portions of the Revenue Recognition sections found in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 2(d) – Revenue Recognition of the Notes to Consolidated Financial Statements within the 2015 Annual Report on Form 10-K. The Company has included the entire Digital Media-related revenue recognition section to provide context to the Staff.  j2 would include similar disclosures in all subsequent periodic reports it files with the Commission where such disclosure is called for by the Commission’s rules and regulations.

Digital Media

The Company’s Digital Media revenues primarily consist of revenues generated from the sale of advertising campaigns that are targeted to the Company’s proprietary websites and to those websites operated by third parties that are part of the Digital Media business’s advertising network. Revenues for these advertising campaigns are recognized as earned either when an ad is placed for viewing by a visitor to the appropriate web page or when the visitor “clicks through” on the ad, depending upon the terms with the individual advertiser.

Revenues for Digital Media business-to-business operations consist of lead-generation campaigns for IT vendors and are recognized as earned when the Company delivers the qualified leads to the customer.

j2 Global also generates Digital Media revenues through the license of certain assets to clients, for the clients’ use in their own promotional materials or otherwise. Such assets may include logos, editorial reviews, or other copyrighted material. Revenues under such license agreements are recognized when the assets are delivered to the client. Also, Digital Media revenues are generated through the license of certain speed testing technology which is recognized when delivered to the client through providing data services primarily to Internet Service Providers (“ISPs”) and wireless carriers which is recognized as earned over the term of the access period. The Digital Media business also generates other types of revenues, including business listing fees, subscriptions to online publications, and from other sources. Such other revenues are recognized as earned.

The Company determines whether Digital Media revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as the principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations and the Company places the most weight on three factors: whether or not the Company (i) is the primary obligor in the arrangement, (ii) has latitude in determining pricing and (iii) bears credit risk.

The Company records revenue on a gross basis with respect to revenue generated (i) by the Company serving online display and video advertising across its owned-and-operated web properties, on third party sites or on unaffiliated advertising networks, (ii) through the Company’s lead-generation business and (iii) through the Company’s  Digital Media licensing program. The Company records revenue on a net basis with respect to revenue paid to the Company by certain third-party advertising networks who serve online display and video advertising across the Company’s owned-and-operated web properties and certain third party sites.”…

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is (323) 860-9276.

Sincerely,

/s/ Jeremy Rossen
Jeremy Rossen
Vice President and General Counsel

cc:	Nehemia Zucker, Chief Executive Officer
R. Scott Turicchi, President and Chief Financial Officer